Exhibit 19.1

ORCHID ISLAND CAPITAL, INC.

INSIDER TRADING POLICY

Introduction

While performing their duties, the persons identified below as “Covered Persons” may learn material, nonpublic information about Orchid Island Capital, Inc. (the “Company”) or another company. This information may be valuable to those who trade in Company shares or the shares of other companies. It is the law, as well as in the interest of the Company, that this information not be disclosed to anyone outside the Company and that no one profit as a result of having information not available to the general public.

The following persons are required to comply with this policy (“Covered Persons”):

●	Directors and Officers of the Company.

●	Officers and Employees of Bimini Advisors, Inc. (our “Manager”).

●	Officers and Employees of Bimini Capital Management, Inc.

This Policy states the Company’s policy regarding insider trading, provides procedures to limit the release of material non-public information and gives guidance to the Covered Persons regarding their individual obligations regarding insider trading.

The Company is committed to protecting its confidential information. The ethical and business principles that are the foundation of this Policy may be broader than the stringent requirements of federal securities laws. However, the confidence and trust placed in all of us by the Company and its stockholders are of great value and should be preserved and protected. The reputation of the Company and each of its affiliates for integrity and professionalism are important company and personal assets.

This Policy regarding insider trading is not designed or intended to discourage the Covered Persons from investing in the Company’s securities; indeed, we encourage investment in our shares by our officers and directors, and the officers, directors and employees of our Manager and its affiliates who provide services for us. The Policy creates a program and procedures to protect the Company and the Covered Persons from inadvertent violations of the policy and the laws against insider trading.

The Policy

Any Covered Person who is in possession of or who has knowledge of material, non-public information regarding or relating to the Company or any other company may not: (i) buy, sell or otherwise dispose of securities of the Company or that company (other than pursuant to a Trading Plan or, in the case of directors or executive officers, a Pre-Cleared Trading Plan (each as defined herein)), (ii) buy, sell or otherwise dispose of derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities (“Derivative Securities”), including buying or selling Derivative Securities for hedging purposes, (iii) communicate that information to others, or (iv) in any other way, take advantage of that information.

It is also the policy of the Company that the Company will not engage in transactions in the Company’s equity securities (as defined in the Securities Exchange Act of 1934 (the “Exchange Act”)) while aware of material, non-public information relating to the Company or its securities, except for (i) transactions with plan participants (or their permitted assignees) pursuant to an equity-based compensation plan of the Company; (ii) transactions made pursuant to written plans for transacting in the Company’s securities that, at the time adopted, conform to all of the requirements of Exchange Act Rule 10b5-1 as then in effect; (iii) transactions with counterparties who are at the time also aware of the material, non-public information or who acknowledge, agree or represent that they are aware that the Company may possess material, non-public information but are not relying on the disclosure or omission to disclose to them of any such information; or (iv) any other transaction expressly authorized by the Board or any committee thereof, or by senior management in consultation with the Company’s legal counsel.

Scope of the Policy

The Policy is drafted broadly and will be applied and interpreted in a similar manner. The Policy applies to all Covered Persons and the immediate families (as defined in Rule 16a-1(e) under the Exchange Act), personal households and affiliates of such Covered Persons.

Legal Considerations Relating To Material, Nonpublic Information

Insider trading is a serious legal concern for both the Covered Persons and the Company. The law provides for significant civil and criminal penalties for insider trading violations.

Some of those penalties are imposed upon individuals who use material, nonpublic information for their own gain. Civil and criminal liability could also extend to a Covered Person who “tips” another person about material, non-public information where that person, in turn, buys or sells shares.

There is a wide range of potential sanctions for a person found to have engaged in insider trading. Besides requiring disgorgement of profits gained or losses avoided, the Securities and Exchange Commission (the “SEC”) may seek to impose a penalty on the person who committed the violation that shall not exceed three times the profit gained or loss avoided. The SEC may also impose a penalty of the greater of $1,000,000 or three times the profit gained or loss avoided on any person who directly or indirectly controlled the person who committed such violation. In addition, the federal government may seek a criminal fine of up to $5,000,000 and/or 20 years imprisonment (25 years if the conduct proven is fraudulent). By passing laws with strong criminal penalties, Congress has expressed its intent that each person convicted of insider trading serve a jail term.

Federal securities law also creates a strong incentive for the Company to deter insider trading by its affiliates. Companies now may be held liable if they know of or recklessly disregard the conduct of their employees or affiliates leading to an insider trader violation. Companies may face civil damages of up to the greater of $1,000,000 or three times the profit gained or loss avoided as a result of the violation and criminal fines totaling up to $25,000,000 imposed by the SEC. In addition, private litigants may also be able to make significant claims against the Company.

The penalties for companies and their affiliates are different, however, and there may be situations in which the concerns of the Company and an affiliate accused of insider trading diverge. This contrasts with most litigation, in which a company typically reinforces and supports the actions of its directors, officers and affiliates. Consequently, a person affiliated with the Company who trades on material, nonpublic information should not expect the Company to protect his or her interests.

Some Guidelines

After reading this Policy, you may have already become more aware of situations in which you may possess information that may be considered material, non-public information. Consider these general rules when you are presented with a situation that may concern you.

You Should Presume Information Is “Material.”

Information should be considered material if it would be considered important by investors making decisions whether to purchase, sell or hold the securities of the Company in question. Stated another way, information should be considered material if it would alter the total mix of information available to the public. Either positive or negative information may be material.

Examples of material information include, but are not limited to:

●	earnings or revenue projections or results;

●	distributions or changes in distribution policies;

●	an acquisition or merger proposal;

●	a significant acquisition or sale of assets;

●	significant equity or debt offerings or repurchases;

●	new business ventures, partnerships or agreements, or a change in existing ventures, partnerships or agreements;

●	the execution or proposed execution of a significant contract, or purchase or loan agreement;

●	a default or anticipated default under debt instruments, hedging instruments or important contracts;

●	significant regulatory developments;

●	new business information relating to changes in management, impending bankruptcy or financial problems; and

●	changes in the Company’s investment or capital allocation strategy.

You Should Presume Information Is “Nonpublic.”

Information should be treated as being nonpublic unless a reasonable period of time has passed, usually two business days, since it has been distributed by means likely to result in a general public awareness of the information, for example, by publication of the information in a daily newspaper or a newswire service. Accordingly, if a public announcement or press release of material, non-public information is made or issued before commencement of trading on, for example, a Monday, you would not be permitted to trade until the following Wednesday. Likewise, if an announcement is made after the close of trading on, for example, a Friday, you would not be permitted to trade until the following Wednesday.

Trading By Directors, Officers and Other Covered Persons.

At the end of every quarter, the Company will announce financial information about its performance. That information may be better, or worse, than people who trade in the Company’s shares expect. Due to the potential impact of the release of financial information at the end of each quarter on the price of the Company’s shares, it is important to avoid any appearance of impropriety that might result if affiliates of the Company trade the Company’s shares near the end of a quarter. Therefore, the Company has instituted what it refers to as the “Restrictive Period” for Covered Persons who may have access to this information in the course of their duties. Even if the Company is not in a Restrictive Period, no Covered Person may buy or sell the Company’s securities or Derivative Securities if in possession of material, nonpublic information about the Company. Please see the attached discussion of Restrictive Periods and Trading Windows to determine if you are subject to these trading restrictions.

Short-Term Trading, Options, Hedging and Certain Other Transactions.

The Company strongly discourages Covered Persons from engaging in the following:

●

Trading in the Company’s securities on a short-term basis. Any Company securities purchased in the open market should be held for a minimum of six months and ideally longer. Directors and executive officers of the Company are subject to “short-swing profit recovery” for any profit realized on the purchase and sale or sale and purchase of the Company’s securities within any six-month period.

●	Purchases of the Company’s securities on margin or using the Company’s securities as collateral for margin loans.

●	Hedging transactions.

●	Short sales and sales against the box.

●	Trading in puts, calls and straddles on the Company’s securities.

●	Standing or limit orders on the Company’s securities (except under a Trading Plan or, in the case of directors or executive officers, a Pre-Cleared Trading Plan).

Compliance and Sanctions.

The Covered Persons are personally responsible for ensuring that they and members of their immediate families and personal households comply with the provisions and intent of this Policy. Violations of this Policy will be viewed seriously. Such violations provide grounds for disciplinary action, including dismissal.

Compliance with this Policy also applies to your transactions in the Company’s securities even after your employment or position with the Company or the Manager or one of its affiliates has ceased. If you are in possession of material, nonpublic information when your employment or position terminates, you may not trade in the Company’s securities until that information has become public or is no longer material.

Summary

The Company has set forth a broad policy designed to limit the possibility of insider trading. However, insider trading is a complex area of the law and there are many circumstances in which an individual may be legitimately unsure about the application of this Policy. In these situations, a simple question may forestall disciplinary action or complex legal problems. Please do not hesitate to direct any questions to the Company’s Secretary. You should keep in mind that, in the event that your securities transactions become the subject of scrutiny, they will be viewed after the fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how the SEC and others might view your transaction in hindsight.

On the last page is an Acknowledgment and Disclosure Form certifying that you have read this Policy Statement. After you have read this document, please sign the Acknowledgment and Disclosure Form where indicated and return it to the Company’s Secretary. Thank you for your cooperation.

Restrictive Periods and Trading Windows

for Directors and Officers of the Company

and the Manager and its Affiliates

Purpose of Restrictive Periods and Trading Windows.

As part of the Company’s Insider Trading Policy, the Company has established Restrictive Periods and Trading Windows for trading in the Company’s shares for certain individuals.

Persons Subject to Restrictive Periods and Trading Windows.

The following classes of persons are subject to Restrictive Periods and Trading Windows:

Class of Persons	Includes:

● Directors	● Any member of the Company’s Board of Directors, and any person with board observer rights

● Officers	● The CEO, CFO, President, all Vice Presidents, Secretary and all other persons with, or ranking senior to, the title of Vice President at the Company.

● Designated Affiliates: other employees or affiliates of the Company or the Manager with access to material non-public information during the ordinary course of their duties	● Accounting and Finance Department ● Others notified by the Secretary

If you have any questions about whether you are subject to Restrictive Periods and Trading Windows, please contact the Secretary.

Restrictive Periods

The standard Restrictive Period will commence on the 15th day of the last month of each quarter (March 15, June 15, September 15 and December 15) and will end at the close of business two business days after the public announcement of the Company’s earnings for the quarter. Accordingly, if a public announcement or press release of material, non-public information is made or issued before commencement of trading on, for example, a Monday, you would not be permitted to trade until the following Wednesday. Likewise, if an announcement is made after the close of trading on, for example, a Friday, you would not be permitted to trade until the following Wednesday. During the Restrictive Period, all Directors, Officers and Designated Affiliates are expected to refrain from buying or selling the Company’s securities.

The foregoing prohibition does not include:

●

the cash exercise of stock options granted under the Company’s stock plans. (Note, however, that a same day “cashless exercise” of stock options through a broker is considered a sale of securities for this purpose and is prohibited);

●

bona fide gifts of securities or certain other transfers of securities that are not considered a sale, such as a transfer to a family member or into a family trust, unless the donor or transferor knows, or is reckless in not knowing, that the donee or transferee would sell such securities prior to the disclosure of material, nonpublic information;

●	transactions in mutual funds that are invested in the Company’s securities;

●

purchases of securities under a Dividend Reinvestment and Stock Purchase Plan, if one is adopted, resulting from your reinvestment of dividends paid on the Company’s securities. The foregoing prohibition does include voluntary purchases of the Company’s securities resulting from additional contributions you choose to make to this plan, and to your election to participate in this plan or increase your level of participation in this plan. The foregoing prohibition also includes your sale of any of the Company’s securities purchased pursuant to this plan; and

●	sales under an established Trading Plan or, in the case of directors or executive officers, a Pre-Cleared Trading Plan.

Trading Windows

When a Restrictive Period is not in effect, a “Trading Window” is open, and Directors, Officers or Designated Affiliates may buy or sell the Company’s securities and Derivative Securities. However, a Director, Officer or Designated Affiliate may not buy or sell the Company’s securities or Derivative Securities, even if a Trading Window is open, if the Director, Officer or Designated Affiliate is in possession of material, nonpublic information about the Company.

The Trading Window is open on the third (3rd) trading day after release of the Company’s earnings and remains open through the 14th day of the last month of each quarter (March 14, June 14, September 14 and December 14).

Additional Restrictive Periods; Early Closing of Trading Windows.

Additional Restrictive Periods may be imposed during the course of an otherwise open Trading Window, and existing Restrictive Periods may be extended. Usually this will occur when the Company is imminently considering some significant decision, for example, a distribution to stockholders, a public offering of securities, an acquisition or a major commercial transaction. At those times, you will receive a separate communication from the Secretary advising of the commencement of a special Restrictive Period or an extension of a regular Restrictive Period. We will attempt to give you as much advance notice as possible of additional Restrictive Periods, but given the nature of the transaction involved, you may receive very short notice.

Special Circumstances During Restrictive Periods.

The Secretary, may, but will not be obligated to, approve trades of the Company’s securities during a Restrictive Period, provided that (1) the individual proposing to engage in such a trade provides a valid reason to justify the trade, such as hardship or a desire to purchase shares to demonstrate support for the Company; (2) the individual provides the amount and terms of any proposed transactions prior to the commencement of the Restrictive Period; and (3) the individual proposing to trade has certified prior to the proposed trade date that such individual is not in possession of material non-public information concerning the Company.

Pre-Clearance of Trades by Directors and Executive Officers.

To further ensure compliance with securities laws and to be certain insider trades do not create any adverse impression in the market, executive officers or directors must inform the Secretary of all of their trades in advance (including any hedging transactions in connection with the Company’s common stock), either in writing or by email, and the transaction must have been pre-cleared in advance by the Secretary. The attached Form of Notice may be used for that purpose. The Secretary is under no obligation to approve a trade submitted for pre-clearance, and may determine not to permit the trade. Furthermore, upon completion of a trade, notice must be given promptly (no later than the close of the same business day) to the Secretary of the occurrence and details of the trade. In the event that the Secretary wishes to complete a trade, the Chief Executive Officer will act in place of the Secretary to pre-clear such trades.

Rule 10b5-1 under the Exchange Act (“Rule 10b5-1”) provides a defense from insider trading liability if trades occur pursuant to a pre-arranged “trading plan” that meets the conditions specified under Rule 10b5-1 (a “Rule 10b5-1 Plan”). As required by Rule 10b5-1, you must enter into a Rule 10b5-1 Plan in good faith and only when you are not in possession of material, nonpublic information, and directors and executive officers are required to include a representation in each Rule 10b5-1 Plan certifying this. In addition, you may not enter into a trading plan during a Restrictive Period. If you establish a Rule 10b5-1 Plan, you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not possess any material, nonpublic information at the time of the trades. Rule 10b5-1 Plans can be established for a single trade or a series of trades. Rule 10b5-1 Plans are subject to certain other restrictions, including “cooling-off periods” between when a Rule 10b5-1 Plan is established or amended and when trading under such Rule 10b5-1 Plan may commence, prohibitions on overlapping Rule 10b5-1 Plans, and restrictions on single-trade Rule 10b5-1 Plans, each as specified in Rule 10b5-1.

In addition to the affirmative defense provided under Rule 10b5-1, individuals may assert other defenses to liability under the Exchange Act for trades of securities covered by this Policy that occur when in possession of material, nonpublic information. Accordingly, Covered Persons may choose to establish trading plans that are not Rule 10b5-1 Plans (a “Non-Rule 10b5-1 Plan” and, together with Rule 10b5-1 Plans, “Trading Plans”). Non-Rule 10b5-1 Plans must meet the requirements for a “non-Rule 10b5-1 trading arrangement” as defined in Item 408(c) of Regulation S-K under the Exchange Act.

The details of the rules and regulations regarding Trading Plans are complex, and further information about them is available upon request from the Secretary. Any person subject to the Company’s pre-clearance requirements who wishes to implement, amend, modify or terminate a Trading Plan must first pre-clear such Trading Plan action with the Secretary (a “Pre-Cleared Trading Plan”). To ensure compliance, pre-clearance may require inquiry by the Secretary and clearance may require up to 24 hours under normal circumstances. Transactions effected pursuant to a Pre-Cleared Trading Plan will not require further pre-clearance at the time of the transaction and shall not be deemed a violation of this Policy even though such trade takes place during a Restrictive Period or while the director or executive officer covered by such Pre-Cleared Trading Plan is aware of material, nonpublic information.

Even if you are not a person subject to pre-clearance requirements, you are reminded that if you possess material, nonpublic information, you are still under the restrictions described elsewhere in this Policy.

Section 16 Compliance.

Certain officers and directors of the Company have additional compliance requirements pursuant to Section 16 of the Securities Exchange Act of 1934, including the filing of Forms 3, 4 and 5 to report holdings and trades of the Company’s securities. Generally, if one of these officers or directors buys or sells shares of the Company’s common stock (including bona fide gifts), is granted or exercises options to purchase shares of the Company’s common stock or is granted restricted stock or performance units, the officer or director must report the transaction to the SEC on a Form 4 within two business days. The Company and its legal counsel would be pleased to assist officers and directors in preparing and filing Section 16 reports at the officers’ or directors’ request. Officers and directors should recognize, however, that they remain ultimately responsible for the correct and timely filing of their Section 16 reports, and their compliance with the other requirements and restrictions of Section 16.

To comply with Section 16 reporting deadlines, the SEC requires public companies to report in their annual proxy statements the names of their officers and directors who failed to timely file Section 16 reports. In addition, the SEC has brought enforcement actions against corporate insiders in connection with the insiders’ failure to file Section 16 reports. Any person who willfully fails to file a report which he or she knew was required under Section 16 or who willfully misrepresents information reported under Section 16 may be subject to criminal penalties (including imprisonment and fines), in addition to SEC enforcement orders and possible civil liability.

To help ensure compliance with the requirements of Section 16, if any covered officer or director is aware of any trades in the securities of the Company which he or she has made but which have not been reported to the Company and/or to the SEC on a Form 4 or, at the end of the year, a Form 5, please contact the Secretary so that the information may be reported to the SEC.

Acknowledgement and Disclosure Form

Please review, date, sign and return this form to the Secretary of the Company.

1.	I have received a copy of the INSIDER TRADING POLICY.

2.	I have read and understand the INSIDER TRADING POLICY and agree to comply with its terms.

3.

I understand that a violation of the INSIDER TRADING POLICY may be considered grounds for termination of my employment or other disciplinary action by the Company or its external manager, as applicable, and may lead to civil or criminal liability.

Date:
(Signature)

(Name - please print)

INSIDER TRADING POLICY

FORM OF NOTICE

This shall serve as notice to Orchid Island Capital, Inc. (the “Company”), that I, ________________, intend to ________ purchase/_________ sell (CHECK THE APPROPRIATE SPACE(S)) the number of shares of the Company’s securities or Derivative Securities indicated at the bottom of this form. I will not purchase and/or sell such securities until I am notified by the Company that I may buy and/or sell the securities indicated.

Dated: _________________

(Signature)

(Print Name)

FILL IN THE APPROPRIATE SPACES BELOW:

NUMBER OF SHARES TO BE SOLD:

NUMBER OF SHARES TO BE PURCHASED:

DESCRIPTION OF HEDGING TRANSACTION:

PRE-CLEARED AS OF _____________________, 20__:

ORCHID ISLAND CAPITAL, INC.

By:

Name:

Title: